SEC Mail
Mail Processing
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OCT 20 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	December 31, 2010
Estimated average burden hours per response...	608.00

[redacted]

08058681

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Singer Financial Corp.
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

1708 Locust Street, Philadelphia, PA 19103 215-893-9722
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Paul Singer, 1708 Locust Street, Philadelphia, PA 19103 215-893-9722
(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
OCT 22 2008
THOMSON REUTERS

7398
(Primary standard Industrial Classification Code Number)

23-2710000
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. No compensation being paid

(2) Any engineering, management or similar report referenced in the offering circular. None

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I—NOTIFICATION

Item 1. Significant Parties

(a) The issuer's sole director is Paul Singer, 1708 Locust Street, Philadelphia, PA 19103 (business and residence address)

(b) Paul Singer is President, Secretary, and Treasurer of the issuer (see business and residence address above). There are no other officers.

(c) None.

(d) Paul Singer is the sole owner of record of the issuer's securities (see business and residence address above).

(e) Paul Singer is the beneficial sole owner of the issuer's securities (see business and residence address above).

(f) Paul Singer is the promoter of the issuer (see business and residence address above).

(g) Paul Singer is an affiliate of the issuer (see business and residence address above).

(h) Frank B. Baldwin is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's business address is 1617 John F. Kennedy Blvd., Suite 1500, Philadelphia, PA 19103. His residence address is 2025 Brandywine Street, Philadelphia, PA 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are To Be Offered

(a) None

(b) The securities will be offered directly by the Company in Delaware, New Jersey, and Pennsylvania.

Item 5. Unregistered Securities Sold Within One Year

None

Item 6. Other Present or Proposed Offerings

The issuer is not contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) None

(b) None

Item 8. Relationship with Issuer of Experts Names in Offering Statement.

None

Item 9. Use of a Solicitation of Interest Document

No such publication was used.

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OFFERING STATEMENT

Item 1. Cover Page

$4,800,000

Singer Financial Corp.

Subordinated Investment Certificates
with Maturities of 12 Months or More from Date of Issue

This Offering Statement relates to the offer and sale of up to $4,800,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of Singer Financial Corp., a Pennsylvania corporation (the Company). The Company's principal executive offices are located at 1708 Locust Street, Philadelphia, Pennsylvania 19103.

The Certificates are non-negotiable and will be issued in the minimum amount of $1,000 and in any amount greater than $1,000. The Certificates will be offered in maturities of 12 to 180 months from the date of issue, with a fixed interest rate depending on the term. The Company will issue certificates promptly after receiving payment, and the certificate will be effective, and begin earning interest, as of the date of receipt of payment by the Company. See "Securities Being Offered," page 17 below. Interest will be fixed for the term of each Certificate and will be not less than 1% per annum greater than the average of the two highest rates then being paid by Wachovia National Bank, Bank of America, and PNC Bank (or the successor of any such bank) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. See "Securities Being Offered," page 17 below. The Company anticipates that the interest rate per annum on the Certificates will range between a minimum annual rate of 5% and a maximum annual rate of 12%. The minimum and maximum fixed interest rates which are offered will change from time to time in response to current business and market conditions. The interest rate for new Certificates will be set each Wednesday morning at the start of business, based on the rates being paid by the banks named in this paragraph on or as of the previous day's close of business. This rate will be paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest will be calculated and accrue daily.

Deleted: approximately two weeks after deposit by the Company of the subscriber's payment check for collection by the Company's bank

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Deleted: Paul Singer, the Company's president and sole director, will determine the interest rates on the Certificates.

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The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution," page 8 below.

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INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS," page 5 below.

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IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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Item 2. Distribution Spread

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Certificate	$1,000 or greater	0%	$1,000 or greater
Total	$4,800,000	$0	$4,800,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$4,800,000	$0	$4,800,000

Offering expenses to be borne by the Company are estimated at approximately $30,000.

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Certificates in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is October 14, 2008.

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TABLE OF CONTENTS

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THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

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Item 3. Risk Factors

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

No Public Market for the Certificates

Prior to this Offering there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

Absence of Insurance and Regulation

Unlike certificates of deposit issued by Wachovia National Bank, Bank of America, PNC Bank and other banks or savings and thrift institutions doing business in competition with the Company, the Certificates are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject.

Deleted: banks or savings and thrift institutions,

Factors Affecting the Company's Ability To Repay Certificates

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Certificates. There can be no assurance that the Company will be able to pay the ongoing interest on the Certificates and to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

Lack of Security and Subordination of Debt Represented by Certificates

The Certificates are not secured by the mortgages the Company obtains in connection with the making of commercial loans or by any other assets of the Company or its borrowers. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future indebtedness of the Company, including the Company's bank debt, any indebtedness to Paul Singer, and its current liabilities (together, the Senior Debt). See "Use of Proceeds," "Capitalization," and "Financial Statements."

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Absence of Sinking Fund and Trust Indenture

The Certificates are unsecured obligations of the Company, and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

Risks of Making Loans Secured by Real Property

The Company makes most of its loans based on its appraisal of the fair market value of the real estate offered to collateralize its loans. The Company's current internal credit guidelines of the Company for business loans to be kept in its portfolio generally provide for a maximum overall loan-to-value ratio of 65% of the appraised value of the real estate collateral. It is possible that the actual resale value of the property collateralizing such loans may decrease below appraised estimates of value. Notwithstanding the loan-to-value ratios currently maintained by the Company, the market value of the real estate underlying the loans may not at any time be equal to or in excess of the outstanding principal amount of the loans. A decrease in market value could result in some or all of the loans being under-collateralized, presenting a greater risk of non-payment in the event of a default. See Business and Properties.

Lending and Credit Risks

The industry in which the Company is doing business is the portion of the financial services industry that makes secured loans to persons and entities which generally are unable to obtain financing from a bank. To the extent that these loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Certificates may be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a limited geographic area, consisting of the Commonwealth of Pennsylvania and the States of New Jersey and Delaware. This practice may subject the Company to the risk that a downturn in the economy in this area of the country would more greatly affect the Company than if its lending business and its portfolio were more diversified. Borrowers to whom the Company will lend funds may not be able to repay the loans, or the interest due thereon, in which event the ability of the Company to timely repay the principal of or interest on the Certificates may be adversely affected.

Dependence on Borrowed Funds from Certificates and Other Sources

The Company's ability to grow through the making of loans depends on the generation of lendable funds through the sale of Certificates. The Company's business plan requires additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money the Company will raise through this offering and have available to it for the purpose of making additional business loans. Failure to

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sell a significant amount of Certificates will significantly decrease the Company's ability to make business loans.

Financial Covenants

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The Company's line of credit with National City Bank requires that the Company meet a number of financial covenants, including maintenance of a minimum net worth and a limit on total indebtedness. If the Company is unable to meet these financial covenants, it will be in default under the loan agreement with National City Bank. A default under this loan agreement may limit the Company's ability to make loans, and in turn pay interest on the certificates.

Dependence on Management

The Company is dependent upon its President and Chief Executive Officer, Paul Singer. The loss of Mr. Singer's services would have a material adverse effect upon the Company's business. See "Directors, Executive Officers, and Significant Employees" page 16.

Deleted: Management.

Environmental Risks

In connection with its business loans, the Company receives, as at least part of the collateral securing such loans, mortgages on real property. In the event of a default by the borrower in connection with such loans, the Company has the right to exercise its rights under the applicable mortgage(s), including the right to foreclose or otherwise to come into possession of the underlying real estate. Under current law, those actions may make the Company financially responsible for liabilities arising under environmental laws and regulations, including liabilities for personal injury, property damage, or liabilities associated with environmental remediation.

No Escrow of Funds; No Minimum Offering

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as the Company receives proceeds from the Offering, they will automatically be available for use by the Company. There is no minimum amount that must be raised in order for the Offering to be effective.

Certificates Subject to Redemption

The Company has the right, in its discretion, at any time, to redeem a Certificate by paying the investor the principal due (that is, the face value of the Certificate plus any amount added by the investor after initial purchase), plus all interest due through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed. Thus, holders of Certificates bearing high rates of interest could lose the benefit of those high rates if the Company elects to redeem those Certificates before maturity.

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High Level of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company. (See "Description of Business—Competition.")

Item 4. Plan of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers. In New Jersey, Paul Singer is the only person authorized to sell the Certificates.

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold.

Item 5. Use of Proceeds

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

	Amount	Percentage
Total Proceeds	$4,800,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	0	0.00%
Printing & Advertising	0	0.00%
Net Proceeds from Offering	$4,800,000	100%
Use of Net Proceeds		
Commercial Loans	$4,800,000	100%
Other Business Uses	0	0%
Total Use of Net Proceeds	$4,800,000	100.00%

The Company is paying directly for the costs of the Offering; no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in United States Treasury Bills of short maturities before it disburses funds to make loans.

Deleted: income producing securities

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Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal year and the capitalization of the company upon completion of the Offering, assuming that the full dollar amount of Investment Certificates offered hereby are sold:

	Amount Outstanding As of 12/31/07	**Amount Outstanding if All Certificates Are Sold**
Debt		
Short-term debt	$ 774,182.00	$ 774,182.00
Long-term debt	$4,925,562.00	$ 9,725,562.00
Accounts payable	$ 7,969.00	$ 7,969.00
Demand note payable	$ 13,595.00	$ 13,595.00
Total debt	$5,721,308.00	$10,521,308.00
Stockholders equity:		
Common stock	$ 600,000.00	$ 600,000.00
Retained earnings	$1,920,502.00	$ 1,920,502.00
Total stockholders equity	$2,520,502.00	$ 2,520,502.00
Total capitalization	$8,241,810.00	$13,041,810.00

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company is currently engaged in two lines of business. It acts as a broker in connection with the placement of commercial or residential loans, and it makes direct business loans to commercial borrowers. It is also permitted to make direct residential real estate loans. The business loans made and to be made by the Company are and will be secured primarily by real estate located in Pennsylvania, New Jersey or Delaware, although occasionally other kinds of assets are accepted by the Company as collateral. The Company currently funds its direct loans through the issuance of the Certificates and short-term bank borrowings under a line of credit with a commercial bank. The following is a schedule of maturities of the Company's loans as of December 31, 2007:

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Year	Loans Maturing During Year
2008	$ 960,093
2009	$ 884,812
2010	$ 1,768,729
2011	$ 2,783,232
2012	$ 1,123,194
Total	$ 7,520,060

The Company carries on its books $419,401 of unamortized origination costs with respect to these loans. These costs are included in the principal amounts shown to be due. The maximum loan term available from the Company is five years, so at December 31, 2007 there were no loans maturing after December 31, 2012. The Company makes loans that include a "balloon" payment (a payment equal to the entire remaining amount of principal due) as the last loan payment.

Management of the Company also anticipates that, in certain circumstances, the Company may purchase commercial loans made by other lenders, although the Company currently has no such loans in its portfolio. The Company is not required by law to obtain a license to make commercial loans or purchase existing commercial loans, although the Company is required by law to have a license to act as a residential mortgage banker. The Company's mortgage banker's license enables it to make consumer loans. Commercial loans are loans made to individuals, corporations or other business entities for use by such persons, firms or entities in the conduct of their businesses. The Company expects to continue to act as a mortgage broker after the offering in addition to its commercial lending activities. The Company receives 1%-5% of the amount financed as a brokerage fee for such services. The Company does not currently have any plans to engage in any line of business other than mortgage brokerage and mortgage banking.

The criteria the Company uses to determine the creditworthiness of prospective borrowers include a personal interview, credit report, analysis of tax returns, employment verifications, and personal and business references. The Company itself usually makes evaluations or appraisals of proposed real estate collateral, although independent appraisals are obtained when the Company is unable to establish a property's market value independently or when requested to do so by its bank. In any event, the Company expects to lend a borrower no more than 50-60% of the borrower's equity in the estimated market or salvage value of the property securing the loan. The term of the Company's loans typically is three to five years and may involve the payment of interest only or may provide for principal amortization on a 15-year amortization schedule, in each case with a balloon (lump sum) payment due after three to five years.

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The Company has made and intends to continue making direct commercial and individual loans on the basis of management's judgment as to the value of the real estate which is offered to secure the loan, as well as the creditworthiness of the borrower, also

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taking into account such factors as the borrower's equity in the real property, stability of income, credit rating, and total indebtedness. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $1,000,000 maximum principal amount, with a minimum annual interest rate of 12% which is adjusted (upward or downward, but not below 12% per annum) in accordance with changes in the prime rate. There is no formula by which the Company sets interest rates or fees. The Company sets interest rates based on a number of external factors, including the current prime rate being charged by leading banks, the average yield on certificates of deposit, general market conditions including loan demand, borrower credit, and the Company's cost of funds. Rates currently range from 12% to 17%, with an origination charge of five to ten percent of the amount borrowed at the beginning of the loan. Brokerage fees also depend on market conditions, and range from one to five percent.

The Company restricts its lending to loans that are secured by real estate, supplemented in some cases by other valuable collateral, such as business equipment and vehicles, which is considered in addition to the value of the real estate the borrower is able to pledge and requires a loan-to-pledged real estate value ratio of approximately 50 to 60%. In its history, the Company has always been able to collect amounts due under non-performing loans because of its collateral coverage.

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Environmental studies of real estate that is intended to secure loans also are obtained at the discretion of the Company's management before the Company makes a loan. The borrower pays the cost of any such appraisals or studies. The borrower chooses an environmental consultant to provide an environmental report from a list of consultants approved by, but not affiliated with, the Company. The determination as to whether an environmental investigation or report will be required is made by the Company on a case-by-case basis, taking into account such considerations as the past and present use of the property. The Company does not normally obtain any environmental insurance with respect to any properties upon which it holds a mortgage. In some instances, the Company conducts further environmental investigation or analysis prior to exercising any foreclosure rights under a mortgage or otherwise taking possession of a particular piece of real property. Based on the results of that investigation or analysis, the Company may choose not to foreclose on or otherwise take possession of the property.

The mortgages the Company obtains in connection with its commercial loans are either first mortgages or mortgages subordinate to an existing lien. The Company applies the same lending standards whether its loan is secured by a first or subordinate mortgage. The mortgages granted to the Company by its borrowers contain standard and customary provisions, such as provisions granting the Company the right to recover its attorneys' fees and other costs and expenses in the event of a default. The mortgage also requires the borrower to obtain adequate liability insurance on the property and to pay all taxes thereon.

The Company has and intends to maintain a $5,000,000 line of credit with National City Bank and to borrow funds under it to make additional commercial loans. The interest due on this line of credit is the prime rate, which was 7.25% as of December 31, 2007. This line of credit expires on December 31, 2008. The Company intends to

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seek renewal of the line of credit with National City Bank (or, if necessary, replace the line of credit after it expires.).

Loan Portfolio

The Company's loan portfolio consists only of loans secured by real estate. The collateral properties are located within a two-hour driving radius of Philadelphia. The Company requires a ratio between property value and the loan amount of more than 1.7:1 (typically more than 2:1). In its entire history (17 years), the Company has not written off any of its loans, and has been able to collect all amounts due by realizing on its collateral, No assurance can be given that this history will continue into the future, but the Company intends to continue to enforce the same standards of collateral coverage for all new loans.

The Company has approximately $2,860,260 principal amount of loans in non-accrual status (meaning that principal and interest on these loans are not currently being paid). The Company is holding approximately $7,604,000 of collateral as security for these loans, as a result of which management does not anticipate any material financial loss on any of them.

The Company's loan portfolio is not concentrated on any one borrower or industry, although its borrowers are mainly located within a two-hour driving radius of Philadelphia. None of the Company's loans exceeds 5% of the Company's net assets. The total amount of all loans in non-accrual status at December 31, 2007 was $1,229,575. These loans are secured by an aggregate of $5,919,000 in real estate collateral. In its history, because of its strong collateral position, the Company has always collected delinquent loans and has not experienced a material loss on any material loan. Management believes that the Company's collateral holdings justify its expectation that there will be no material loss in the future on loans in default.

Current Market Conditions.

The Company is in a position to benefit from the present turmoil in the lending markets. While many lenders have been forced to withdraw from the market, or limit loan availability, the Company has been able to use its committed financial base (from Investment Certificates sold in the past) to make loans on an ongoing basis.

Employees

The Company has three full-time employees. They are Paul Singer, its President, Pavel Garanin, an investor relations representative, and Alex Molinski, operations manager. None of the Company's employees is subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees. Mr. Singer has an Employment Agreement with the Company, which ran through January 1, 2008 and is now year-to-year unless terminated on at least 30 days prior notice. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company, and obligates him not to engage in any investments or activities that compete with the Company during the term of the Agreement and for a period of one year thereafter.

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Deleted: Management is very familiar with the Philadelphia market, and believes it can limit loan risk by concentrating on this known and limited area.¶

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Competition

The Company's business is highly competitive. Many financial institutions and other entities are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater financial, marketing and administrative resources than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company. The Company's principal competitors in both direct lending and loan brokerage are Silver Hill Financial LLC, Interbay Funding LLC, and Eastern Savings Bank, which deal with business and residential borrowers with impaired credit. Interbay Funding, LLC is a large commercial lending competitor. The Company also faces strong competition from banks, credit unions, other finance companies, thrift institutions, issuers of credit cards, and others, including retailers, who extend credit to the public. Strong competition from larger and better-known competitors may cause the Company to lower its credit standards if the Company is unable to find enough borrowers that meet its standards. The Company believes that its current credit standards are as conservative as its competitors' and that the interest rates that the Company receives on loans that it makes are higher than its competitors'. Lenders compete, among other ways, through advertising, the size and length of the loan that the lender is willing to make, the interest rate and other types of finance and service charges, the nature of the risk that the lender is willing to assume, and the type of collateral, if any, required by the lender. The Company believes that it is and will be able to compete in this industry because it is able to act promptly and efficiently to consider a loan request and because of its familiarity with real estate values in its market area. The Company's commercial lending business may be affected by potential downturns in the real estate market and rising interest rates. If the value of the real estate market declines, the value of the security (the mortgages) held by the Company will be jeopardized. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of their real estate. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards or may not seek loans from the Company. In addition, in order to obtain funds, the Company may be forced to pay higher interest rates.

The Company also faces substantial competition in its business of selling Investment Certificates from banks and savings banks and other lenders, particularly from those who sell notes or other debt securities to fund commercial lending activities similar to the Company's, such as Silver Hill Financial LLC and Interbay Funding LLC. Internet banks, such as ING Direct and E-Trade Bank are also providing competition in this line of business. These banks offer an additional inducement to investors of Federal Deposit Insurance on amounts invested. Currently interest rates appear to be headed upward, but it is anticipated that the Company's Investment Certificates will continue to be attractive to investors because of their relatively higher interest rates.

In general interest rates have been fluctuating during 2005 through 2007, most recently setting a downward trend. There may be a negative impact on the Company if money remains available at low rates for any extended period of time, if potential borrowers are able to obtain financing at lower rates than the Company can offer. The Company believes that its competitive position is not greatly affected by interest rate

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changes, because it markets its loans to a limited market, consisting of those who must borrow at higher than normal rates.

Intellectual Property

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary. Pursuant to his Employment Agreement with the Company, Paul Singer has agreed not to divulge any of the Company's confidential or proprietary information (such as lending standards, marketing plans or customer lists) to any other person or entity. The agreement also obligates him to not engage in any investments or activities that will compete with the Company during the term of that agreement and for a period of one year thereafter. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Deleted: The Company intends to require any other key employees or consultants to sign non-disclosure or non-competition agreements with substantially similar restrictions.

Regulation

Extensive federal and state regulations affect the Company's businesses. The Company's mortgage brokerage and business lending activities must adhere to various federal and state laws affecting non-bank financial institutions, including: the Truth-in-Lending Act; the Equal Credit Opportunity Act; Electronic Funds Transfer Act; the Money Laundering Suppression Act; the Bank Secrecy Act; and the Fair Credit Reporting Act. Various states have laws regulating usury. The Company has a mortgage banker license in Pennsylvania.

Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation. The Company has been involved in two administrative proceedings that adversely affected the Company's business, financial condition and operation. On June 5, 1997, the Pennsylvania Securities Commission issued an Order pursuant to which it declared that the Company violated Section 201 of Pennsylvania Securities Act of 1972 (1972 Act) when it sold Subordinated Investment Certificates in the Commonwealth of Pennsylvania without registering such offers and sales with the Commission. Section 201 requires the registration of the offer and/or sale of securities in the Commonwealth of Pennsylvania unless the security or transaction is exempt from registration. Subordinated Investment Certificates qualify as securities. From 1995 to 1997, the Company sold Subordinated Investment Certificates in Pennsylvania pursuant to a prior Regulation A offering effective in Delaware and New Jersey without registering any of the offers or sales with the Pennsylvania Securities Commission. The Company did not satisfy the requirements of any exemption from registration. The Order issued by the Commission (i) required that the Company disclose the Order and the rescission offer in this Form 1-A as well as in past and future filings for registration or exemption pursuant to Sections 202, 203, 205, or 206 of the 1972 Act, (ii) prohibited the Company from selling any securities in the Commonwealth of Pennsylvania in reliance upon exemptions contained in Sections 203(d), (l) or (j) of the 1972 Act for the period of one year from the date of the Order, (iii) required the Company to retain the services of experienced securities counsel for a

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period of five years from the date of the Order for purposes of complying with the registration provisions of Section 201 of the 1972 Act in making any filings with the Commission required by the 1972 Act, (iv) required the Company to complete a rescission offering for the Subordinated Investment Certificates sold to Pennsylvania residents for the period of June 27, 1995 through March 21, 1997 in accordance with Section 504(d) of the 1972 Act within sixty days of the date of the Order, (v) directed the Company to pay legal and investigative costs in the amount of $500.00 to the Commission within thirty days from the date of the Order, and (vi) directed the Company to comply with the provisions of the 1972 Act, pursuant to Section 201 thereof. In order to settle the Pennsylvania Securities Commission's investigation that the Company violated certain Pennsylvania securities laws and while not admitting or denying liability, the Company consented to the entry of an order by the Pennsylvania Securities Commission that the Company violated Section 201 of the 1972 Act by failing to register the offer and sale of these securities with the Commission. The total purchase price of the certificates the Company was required to offer to rescind equaled $51,200. The Company completed the rescission offer, as directed, and paid the only Certificateholder to accept the offer $1,049, his investment plus interest.

On October 1, 1999, a prior Regulation A Offering by the Company became effective, and was registered in Pennsylvania by coordination under Section 205 of the 1972 Act. The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 1, 2000. Such a form was prepared, but the Company learned in May 2001 that the Pennsylvania Securities Commission did not receive the filing. During the period October 1, 2000 and May 4, 2001, certificates with a principal amount of $146,834 were sold to residents of Pennsylvania. The Company agreed to make an offer of rescission to each Pennsylvania resident who purchased a Certificate during this time period and to offer to repurchase any such certificate for an amount equal to its principal amount plus interest at 6% per annum through the date of rescission, less any interest payments already made. This offer of rescission was made, but was not accepted by any purchaser.

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More recently, the Company made a Regulation A Offering beginning on May 25, 2005. This Offering remained effective for a two-year period and expired May 24, 2007. The offering of Investment Certificates was also qualified in Pennsylvania, but that qualification expired on February 28, 2007. The Company should have renewed its registration in Pennsylvania as of March 1, 2007, but inadvertently failed to do so. The Pennsylvania Securities Commission issued a Cease and Desist Order on or about June 26, 2007, ordering that the Company stop selling securities in Pennsylvania and ordered that the Company offer rescission to three purchasers who purchased an aggregate of $23,000 of Investment Certificates after the expiration of the Pennsylvania filing. The Company made the required offer to the three investors, none of whom accepted it.

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Item 7. Description of Property

Currently, the Company's principal executive offices are on the ground floor of a three-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which

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the Company purchased in 1997 for $325,000. The Company has granted to TD Banknorth a mortgage on its property at 1708 Locust Street as security for a $750,000 line of credit. As of December 31, 2007, $45,780 was outstanding under this line of credit. The Company leases the remaining space in the building to Paul Singer's wife for $2,000 per month as a residence for Mr. Singer and his family under a lease that expired May 1, 2008 and is now month-to-month. The lease amount approximates the fair rental value of the property, based on rents charged for other similar space in the neighborhood.

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Item 8. Directors, Executive Officers, and Significant Employees

Paul Singer is the president, secretary, and treasurer of the Company and is its sole director. Mr. Singer received a B.S. Degree in Finance from Philadelphia College of Textiles and Science (now Philadelphia University) in 1988.

Before forming the Company in October 14992, Mr. Singer was a mortgage broker with Treecorp Financial Inc. From October 14990 through August 1992, Mr. Singer brokered residential and commercial loans. From 1988 to 1990, Mr. Singer was employed by Scott Finance Company and Scott Consumer Discount Co., where he managed all phases of the business. Mr. Singer's father, Mr. Michael Singer, owns Scott Finance Company and Scott Consumer Discount. The businesses of those companies were commercial and consumer loans, respectively, with loans ranging in size from $10,000 to $200,000, all secured by real estate. From 1986 to 1988, Mr. Singer was the founder and President of Credit Recovery System and Collection Agency, which specialized in collecting delinquent accounts for small businesses. Additionally, from 1988 to 1996, Mr. Singer was a member of the Board of Directors of Market Street Building and Loan Association, which is a thrift institution located in Philadelphia, Pennsylvania and owned by Mr. Singer's father, Mr. Michael Singer. Since 1992, Mr. Singer has served continuously as President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

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Item 9. Remuneration of Directors and Officers

Deleted: ....

Paul Singer is a party to a five-year Employment and Non-Competition Agreement with the Company, which commenced on January 1, 2003 and expired on January 1, 2008. The Agreement was automatically renewed for 2008 and will be automatically renewed from year to year unless terminated by either party. Under this agreement he is entitled to receive base compensation of up to $75,000 each year. Mr. Singer also is entitled to receive such bonuses as may be awarded to him by the Board of Directors. Bonus awards are based on the Company's profitability and are limited to 25% of the Company's net earnings in any year. In addition, no bonus would be payable if such payment impaired the Company's ability to repay the Investment Certificates as they become due Mr. Singer received bonuses of $25,138 in 2006 and $82,520 in 2007. The Company has obtained a key man life insurance policy on Mr. Singer in the amount of $1,000,000. This policy remains in effect through November 25, 2017.

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Item 10. Security Ownership of Management and Certain Shareholders

Paul Singer is the registered and beneficial owner of 2,000 shares of Common Stock of the Company, for which he paid $300 each. The shares held by Mr. Singer constitute all of the issued shares of Common Stock of the Company.

Item 11. Interest of Management and Others in Certain Transactions

Deleted: ¶

Paul Singer, the Company's sole officer, director and shareholder, has made a loan to the Company. At December 31, 2007 the amount owed to Mr. Singer was $13,595. This loan is due on demand and is non-interest-bearing.

The Company has entered into a lease for the portion of its building at 1708 Locust Street that is not used for business purposes with Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $2,000 per month. The lease expired May 1, 2008 and is currently on a month-to-month extension. This lease amount approximates the fair rental value of the property.

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During the years ended December 31, 2007 and 2006, Julia Two Corp (a Company owned by Paul Singer) assumed loans receivable with book values of $773,407 and $441,817 respectively, from one and two debtors of the Company.

Item 12. Securities Being Offered

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Principal Amount and Term

This Offering Statement relates to the offer and sale of up to $4,800,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company. Certificates may be purchased in a minimum principal amount of $1,000 or any greater amount. The Certificates are available in the following maturities: 12 months, 36 months, 60 months, 84 months, 120 months, and 180 months. The principal amount of Certificates offered pursuant to this Offering Statement includes possible reinvestment of principal and/or interest by persons who purchased Investment Certificates from the Company in prior Regulation A offerings and who elect, during the two-year period during which this offering is expected to remain effective to reinvest principal and/or interest payable to them upon the maturity of their Certificates. Any roll-overs will be included within and limited by the $4,800,000 of Investment Certificates available in this offering. Despite the maximum amount of this offering, the Company intends to limit the sale of new Investment Certificates to a principal amount that will comply with an eight-to-one ratio of total indebtedness to shareholders' equity. As of December 31, 2007 tangible shareholders' equity was $2,448,628, which would permit total indebtedness, including amounts due under the Certificates, of $19,589,024. As the Company sells the Certificates, the maximum amount of other indebtedness the Company may incur in order not to exceed

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the eight-to-one ratio will decrease. As of December 31, 2007, the Company could have issued an additional $13,867,716 of Investment Certificates in addition to the $4,885,210 then outstanding (assuming no increase in other debt). The Company will remain within the limit of $4,800,000 applicable to this Offering.

The following table lists the maturities of the outstanding Investment Certificates:

Year Ending December 31,	Amount (including accrued interest)
2008	$103,684
2009	$329,372
2010	$548,812
2011	$226,252
2012	$124,144
Thereafter	$3,552,946

Interest Rates and Payment

The interest rate for each Certificate is fixed for the term of the Certificate and is based on the following formula: the average of the two highest rates then being paid by Wachovia National Bank, Bank of America, and PNC Bank (or their successors) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company, plus one percent. The interest rates on the Certificates are determined by Paul Singer, the Company's sole director, taking into account current business and market conditions. The Company anticipates that the interest rates per annum on the Certificates will vary between an approximate minimum rate of 5% and an approximate maximum rate of 12%, in response to current business and market conditions, as reflected in the interest rates charged by the reference banks listed above.

The interest rates for new Certificates are set each Wednesday morning at the start of business based on the rates being paid by the banks named in the preceding paragraph on or as of the previous day's close of business. Such rates are paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722 or (877) SINGER-NOW.

For investments in the Certificates in aggregate amounts of less than $10,000, interest is payable annually or at maturity, at the holder's option. For aggregate investments of $10,000 or more, interest is payable monthly, quarterly, annually or at maturity, at the holder's option.

All Certificates are issued in fully registered form as to both principal and interest. The Company is entitled to treat the registered holder shown on its records as the owner

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of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

How to Purchase Certificates

The Company will sell the Investment Certificates directly, without an underwriter or selling agent. The Investment Certificates will be sold by Mr. Singer who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Singer will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he does not engage in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from, potential purchasers.

To purchase a Certificate, investors should contact:

Paul Singer (President of the Company)
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

Telephone No. (215) 893-9722 or (877) SINGER-NOW

Website: www.singerfinancial.com

e-mail paul@singerfinancial.com

Payment or Rollover at Maturity

Deleted: A

When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new fixed rate subordinated investment certificate of the series then being offered by the Company, or at the Company's option, the Company may extend the term of the maturing Certificate for the same term as the maturing Certificate, unless the holder presents the Certificate for payment within 30 days after its maturity date, or the Company gives the holder seven days prior written notice that it intends to redeem the Certificate at maturity. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued certificates of that maturity or, at the Company's option, at the same interest rate as the maturing Certificate. It is expected that the terms of the Company's subordinated investment certificates in the future will include similar rollover and extension provisions. This offering includes an offering to current holders of Investment Certificates whose Certificates mature while this offering is in effect with respect to the roll-over or reinvestment of principal or principal and interest of her or his Investment Certificate upon its maturity. Each Investment Certificate holder is furnished with an updated copy of this Offering Circular, together with the Company's most recent financial statements prior to the maturity of her or his Investment Certificate. Such notice shall state the then current interest rate and shall include a disclaimer that interest rates change weekly and that the holder should contact the Company by telephone to obtain the interest rate

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effective as of the date of maturity. The Company shall also send one copy of the Company's then current Offering Circular to the holder within 30 days prior to the date of maturity of the certificate if the Company does not send a copy of the then current Offering Circular to all certificate holders at least annually.

Redemption

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed before maturity, the holder will be paid an amount equal to the face value of the Certificate plus any accrued interest through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed. The Company may redeem the Certificates in part, in which event the holder receives payment of a portion of the face value of the Certificate, as well as accrued interest on the redeemed portion through the date of partial redemption, plus a prepayment premium of one-half of one percent of the portion of the Certificate being redeemed. In the event of a partial redemption, the partial redemption applies to all Certificate holders regardless of the series of Certificate or interest rate thereon. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Certificateholder appearing on the Company's records) of each redemption, specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificate specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The Company may, in its discretion, redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method, which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificate holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Certificates to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Certificate to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Certificate.

Repayment Upon Death

There is no right to have Certificates redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

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Subordination

The principal due on the Certificates and any accrued interest are subordinated debt. In the event of the Company's bankruptcy or liquidation, holders of the Certificates will be entitled to be paid principal and interest on the Certificates only after the payment in full of all of the Company's other indebtedness for borrowed money or otherwise, whether incurred before or after the issuance of the Certificates, and including the Company's indebtedness to its bank under its line of credit, the Company's indebtedness to affiliates such as Paul Singer, and the Company's indebtedness to trade creditors. There is no limit on the amount of indebtedness that the Company may incur to which the Certificates would be subordinated.

As of December 31, 2007, the amount of indebtedness to which the Certificates would have been subordinated, if then issued, was $828,129, including a loan payable to Paul Singer of $13,595 and $719,480 outstanding on its line of credit with National City Bank. The Company is current on all payments required by senior indebtedness and is in compliance with all senior debt agreement covenants. The Company has granted to Hudson United Bank (now TD Banknorth) a mortgage on its property at 1708 Locust Street, Philadelphia as security for a $750,000 line of credit. $45,780 was due under this line of credit as of December 31, 2007. In the event that additional funds are drawn under this line of credit, the Certificates will be subordinate to this indebtedness.

All Certificates are entitled to payment on a pari passu basis. If all Certificates offered hereby are sold, there would be $9,685,210 of pari passu indebtedness, including $4,885,210 in Certificates that were sold by the Company in previous Regulation A offerings and were outstanding as of December 31, 2007.

Financial Information Provided to Investors

In addition to the financial information provided in this Offering Statement, the Company will provide a copy of its audited Financial Statements to all holders of Investment Certificates within 60 days after the end of each fiscal year.

PART F/S – FINANCIAL STATEMENTS

The Company's audited financial statements for the years ended December 31, 2007 and 2006 are included in this Offering Statement as pages F-1 through F-13.

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PART F/S

SINGER FINANCIAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

February 27, 2008

Stockholder and Director
Singer Financial Corp.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of **SINGER FINANCIAL CORP.** as of December 31, 2007 and 2006, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, *in all material respects, the financial position* of Singer Financial Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fishbein & Company, P.C.

Horsham, Pennsylvania

SINGER FINANCIAL CORP.

Balance Sheets

ASSETS

	December 31, 2007	December 31, 2006
Cash	$ 63,659	$ 35,431
Loans receivable	7,100,659	9,337,252
Accrued interest receivable	111,603	208,019
Due from affiliates	351,374	441,817
Prepaid expenses	7,926	6,312
Property and equipment - Net of accumulated depreciation of $148,623 - 2007 and $123,134 - 2006	534,715	496,522
Financing costs - Net of accumulated amortization of $97,978 - 2007 and $121,064 - 2006	71,874	89,133
	$ 8,241,810	$ 10,614,486

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
LIABILITIES		
Notes payable - Bank	$ 814,534	$ 3,452,744
Subordinated investment certificates	4,885,210	4,667,353
Accounts payable and accrued expenses	7,969	
Demand note payable - Stockholder	13,595	15,272
	5,721,308	8,135,369
STOCKHOLDER'S EQUITY		
Preferred stock - No par value Authorized 500,000 shares Issued and outstanding - None		
Common stock - No par value Authorized 10,000 shares Issued and outstanding - 2,000 shares	600,000	600,000
Retained earnings	1,920,502	1,879,117
	2,520,502	2,479,117
	$ 8,241,810	$ 10,614,486

See notes to financial statements.

SINGER FINANCIAL CORP.

Statements of Income

	Year Ended December 31, 2007	2006
INCOME		
Interest		
Interest income	$ 1,436,637	$ 1,442,360
Interest expense	654,516	627,822
Net interest income	782,121	814,538
Brokerage and other fees	319,127	467,049
	1,101,248	1,281,587
OPERATING EXPENSES		
General and administrative	596,564	446,341
Depreciation and amortization	44,077	50,082
	640,641	496,423
INCOME FROM OPERATIONS	460,607	785,164
OTHER INCOME		
Gain on sale of equipment	4,778	
Rental income	11,000	7,750
	15,778	7,750
NET INCOME	$ 476,385	$ 792,914

See notes to financial statements.

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
BALANCE - January 1, 2006	2,000	$ 600,000	$ 1,286,203	$ 1,886,203
Net income			792,914	792,914
Distributions			(200,000)	(200,000)
BALANCE - December 31, 2006	2,000	600,000	1,879,117	2,479,117
Net income			476,385	476,385
Distributions			(435,000)	(435,000)
BALANCE - December 31, 2007	2,000	$ 600,000	$ 1,920,502	$ 2,520,502

See notes to financial statements.

SINGER FINANCIAL CORP.

Statements of Cash Flows

	Year Ended December 31, 2007	Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 476,385	$ 792,914
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of loan origination fees - Net	(317,927)	(177,652)
Depreciation of property and equipment	26,818	20,497
Gain on sale of equipment	(4,778)	
Amortization of financing costs	17,259	29,585
Increase in accrued interest on subordinated investment certificates	315,247	148,356
(Increase) decrease in:		
Accrued interest receivable	96,416	(76,147)
Prepaid expenses	(1,614)	(2,455)
Due from affiliates	90,443	(441,817)
Increase (decrease) in:		
Accounts payable and accrued expenses	7,969	(4,753)
Net cash provided by operating activities	706,218	288,528
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans originated	(1,625,970)	(5,445,964)
Loan payments received	4,180,490	3,767,075
Proceeds from sale of equipment	14,700	
Construction costs incurred	(4,799)	
Purchase of property and equipment	(70,134)	(8,221)
Net cash provided by (used in) investing activities	2,494,287	(1,687,110)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds of notes payable - Bank	1,244,274	2,445,000
Principal payments on notes payable - Bank	(3,882,484)	(1,252,212)
Proceeds from issuance of subordinated investment certificates	146,523	476,629
Principal payments on subordinated investment certificates	(243,913)	(138,047)
Net principal advances (payments) on demand note payable - Stockholder	(1,677)	14,536
Stockholder's distributions	(435,000)	(200,000)
Net cash provided by (used in) financing activities	(3,172,277)	1,345,906
NET INCREASE (DECREASE) IN CASH	28,228	(52,676)
CASH - BEGINNING	35,431	88,107
CASH - ENDING	$ 63,659	$ 35,431

See notes to financial statements.

	Year Ended December 31,	
	2007	2006
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for		
Interest	$ 331,300	$ 603,958

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company makes commercial loans to customers in Pennsylvania, New Jersey and Delaware, is a broker of commercial mortgage loans and a licensed broker of residential mortgages in Pennsylvania, and is subject to the risk associated with the real estate and mortgage loan markets in those areas.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

d. Loans Receivable and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees net of direct costs are deferred and amortized to interest income over the term of the loans using the interest method. Unamortized amounts are recognized in income when the loans are sold or paid in full.

An allowance for credit losses is provided as necessary based upon the expected collectibility of loans outstanding. At December 31, 2007 and 2006, no allowance for credit losses was deemed necessary; collateral values were considered adequate to cover outstanding loan balances. Management performs the appraisals of the real estate collateral and have adequately considered their qualifications and determined that their appraisals reflect true market value.

e. Property and Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 40 years).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Financing Costs and Amortization

Financing costs of $169,852 and $210,198 at December 31, 2007 and 2006, respectively, incurred in connection with the public offering of subordinated investment certificates, are being amortized using the interest method over the term of the certificates. Estimated amortization of the financing costs is as follows: Year ending December 31, 2008 - $14,329, 2009 - $10,488, 2010 - $8,467, 2011 - $7,420 and 2012 - $6,335.

g. Interest Income

Interest income from loans receivable is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past due interest income is recognized at that time. In addition, a detailed review of the receivables will cause earlier suspension if collection is doubtful.

h. Advertising Costs

Advertising costs are charged to expense as incurred. Total advertising costs, included in general and administrative expenses, were $20,964 and $10,279 for the years ended December 31, 2007 and 2006, respectively.

i. Income Taxes

The Company has elected to be an S Corporation under the provisions of the Internal Revenue Code and the Pennsylvania S Corporation Statute. As a result, income and losses of the Company are passed through to its stockholder for federal and state income tax purposes. Accordingly, no provision is made for federal or state income taxes.

2. LOANS RECEIVABLE

	December 31, 2007	December 31, 2006
Real estate secured loans		
Current	$ 6,290,485	$ 7,326,927
On nonaccrual status	1,229,575	2,632,296
	7,520,060	9,959,223
Unamortized origination costs (fees) - Net	(419,401)	(621,971)
	$ 7,100,659	$ 9,337,252

At December 31, 2007, the contractual maturities of real estate secured loans receivable are as follows:

	2008	2009	2010	2011	2012	Total
Real estate secured loans	$ 960,093	$ 884,812	$ 1,768,729	$ 2,783,232	$ 1,123,194	$ 7,520,060
Unamortized origination fees - Net	(145,886)	(123,643)	(96,437)	(44,076)	(9,359)	(419,401)
	$ 814,207	$ 761,169	$ 1,672,292	$ 2,739,156	$ 1,113,835	$ 7,100,659

It is anticipated that a substantial portion of the loan portfolio will be renewed or repaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

3. PROPERTY AND EQUIPMENT

	2007	2006
Land	$ 66,977	$ 66,977
Auto	65,909	22,898
Building	267,907	267,907
Building improvements	37,335	34,335
Leasehold improvements	193,298	193,298
Office furniture and equipment	35,465	34,240
Construction in progress	4,799	
	671,690	619,655
Less accumulated depreciation	136,975	123,133
	$ 534,715	$ 496,522

4. NOTES PAYABLE – BANK

	2007	2006
Note payable - Represents the balance of advances to date under a $5,000,000 line of credit; interest payable monthly at prime (an effective rate of 7.25% at December 31, 2007); collateralized by the loans receivable. The loan agreement also contains various restrictive covenants, including the following: aggregate debt less than 300% of the sum of net worth and subordinated debt, and tangible net worth not less than $3,000,000. Balance is due on demand by the bank.	$ 719,480	$ 3,406,191
Note payable - Represents the balance of advances to date under a $750,000 line of credit; interest payable monthly at prime (an effective rate of 7.25% at December 31, 2007); collateralized by the building and equipment. Balance is due on demand by bank.	45,780	46,553
Note payable - Represents the balance of an auto loan; principal and interest payments of $1,108 are due monthly; effective rate of interest is 6.9%; maturity date is May, 2012; Principal payments on the loan are due as follows: Year ending December 31, 2008 - $8,922, 2009 - $10,845, 2010 - $11,618, 2011 - $12,445, 2012 - $5,444.	49,274	
	$ 814,534	$ 3,452,744

5. SUBORDINATED INVESTMENT CERTIFICATES

The Company has authorized the issuance through a public offering (as amended), under Regulation A of the Securities Act of 1933, of an aggregate of $5,000,000 of subordinated investment certificates. The certificates mature at various dates from one year to fifteen years after issuance, and bear interest at 1% over the rates paid by certain banks on similar certificates, with a minimum of 5% and a maximum of 12%. The minimum and maximum interest rates may be adjusted, from time to time, according to current business and market conditions. The certificates are subordinated to the Company's indebtedness for borrowed money whether incurred before or after the issuance of the certificates. The Company has the option to call any certificate for redemption before maturity with prior written notice by registered mail not less than 30 days before redemption.

Certificates outstanding at December 31, 2007 mature as follows:

Year Ending December 31,	Amount (including accrued interest)	Interest Rate
2008	$ 103,684	6 - 10.5
2009	329,372	6 - 10
2010	548,812	6 - 10.5
2011	226,252	7 - 10.5
2012	124,144	7 - 10.25
2013	1,108,693	7 - 9.5
2014	108,465	8
2015	70,696	8 - 11
2016	169,012	8 - 11
2018	896,406	9 - 10
2019	307,261	7 - 9.5
2020	86,113	7 - 9
2021	752,030	9 - 10
2022	54,270	9 - 10
	$ 4,885,210	

6. RELATED PARTY TRANSACTIONS

The Company leases certain of its facilities to its stockholder under a year-to-year lease, expiring May, 2008. Rent increased in the current year from $750 to $1,000 a month.

The stockholder leases office space to the Company under a year-to-year lease, at a monthly rent of $750. Rent expense was $9,000 for each of the years ended December 31, 2007 and 2006.

During the years ended December 31, 2007 and 2006, an affiliated company assumed loans receivable with book values of $773,407 and $441,817, respectively, from one and two debtors of the Company.

PART III

EXHIBITS

Index to Exhibits

Charter and Bylaws (previously filed and incorporated by reference)

Specimen certificate (previously filed and incorporated by reference)

Material Contracts

Commercial Note with National City Bank (previously filed and incorporated by reference)

Sixth Modification of Note payable to National City Bank E-08-01

Promissory Note, dated December 8, 2004, payable to Hudson United Bank (previously filed and incorporated by reference)

Open-End Mortgage with Hudson United Bank (previously filed and incorporated by reference)

Assignment of Rents to Hudson United Bank (previously filed and incorporated by reference)

Employment Agreement between the Company and Paul Singer (previously filed and incorporated by reference)

Old Line Life Insurance Company Key Man Insurance Polity (previously filed and incorporated by reference)

Consent of Accountant E-08-02

Opinion re legality of Certificates E-08-03

SIXTH MODIFICATION OF PROMISSORY NOTE

This Sixth Modification of Promissory Note (this "Modification") is attached to and made a part of the promissory note in the original principal amount of Two Million and 00/100ths Dollars ($2,000,000.00) (later amended to $5,000,000.00) which was executed by Borrower and payable to Bank and dated November 19, 2002, as supplemented by Commercial Note Addendum dated as of November 19, 2002 and as amended by a First Modification of Promissory Note dated March 14, 2003, by a Second Modification of Promissory Note dated January 1, 2004, by a Third Modification of Promissory Note dated May 26, 2004, by a Fourth Modification of Promissory Note dated October 28, 2004 and by a Fifth Modification of Promissory Note dated October 14, 2005 (as supplemented and amended, the "Note"). For valuable considerations as hereinafter granted each to the other and intending to be legally bound, Borrower and Bank modify the following terms, conditions, and provisions of the Note.

(1) In this Modification, certain terms are defined as follows:

(a) "Borrower" means **SINGER FINANCIAL CORP**.

(b) "Bank" means **NATIONAL CITY BANK**.

(c) "Loan Documents" means the Note and any other document executed in connection with the Note, including, but not limited to, documents executed as security for the Note.

(2) The following modification is hereby agreed to by Borrower and Bank:

(a) The "Expiration Date" as specified in section 1 of the Note is hereby changed to December 31, 2008.

(b) Section 2.1 of the Addendum referred to above is hereby amended in its entirety to read as follows:

> ***2.1 Adjusted Net Worth.*** If the Borrower's Net Worth plus Borrower's Subordinated Debt, if any, shall at any time be less than Four Million Five Hundred Thousand and 00/100ths Dollars ($4,500,000.00).

(3) Borrower ratifies and confirms all of the terms and conditions of the Note not specifically amended hereinabove and all of those terms and conditions of all other Loan Documents between Borrower and Bank pertaining to the indebtedness evidenced by the Note.

(4) Borrower acknowledges that it has no claim or counterclaim of any kind against Bank. Borrower releases, acquits and forever discharges Bank and Bank's participants, subsidiaries, affiliates, officers, directors, agents, employees, servants, attorneys and representatives, as well as the respective heirs, personal representatives, successors and assigns

E-08-01

of any and all of them (hereinafter collectively called the "Released Bank Parties") from any and all claims, demands, debts, actions, causes of action, suits, contracts, agreements, obligations, accounts, defenses, offsets and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract or in tort, at law or in equity, which Borrower ever had, now has, or might hereafter have against the Released Bank Parties, jointly or severally, for or by reason of any matter, cause or thing whatsoever occurring before the date of this Modification which relates to, in whole or in part, directly or indirectly to the Loan Documents or this Modification.

(5) Borrower expressly acknowledges that, as of and prior to the date of this Modification, Bank has not waived any of its rights under the Loan Documents. Borrower expressly acknowledges and agrees that the execution of this Modification shall not constitute a waiver of, and shall not preclude the exercise of, any right, power or remedy granted to Bank provided by law, except to the extent expressly provided herein. No previous modification, extension, or compromise entered into with respect to any indebtedness of Borrower to Bank shall constitute a course of dealing or be inferred or construed as constituting an express or implied understanding to enter into any future modification, extension or compromise. No delay on the part of Bank in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice Bank's rights, powers or remedies.

The parties execute this Modification at Philadelphia, Pennsylvania as of and for ____________, 2006.

BORROWER:	BANK:
SINGER FINANCIAL CORP.	NATIONAL CITY BANK
By: [signature]	By: [signature]
Printed Name: Paul Singer	Printed Name: Tara M. Handforth
Title: Pres.	Title: Vice President

The undersigned Guarantors hereby acknowledge and agree to the terms of the above Modification and agree to remain bound by that certain Unconditional and Continuing Guaranty of Payment (Ohio) dated as of November 19, 2002.

[signature]
Michael Singer

[signature]
Paul Singer

wein/word/2006/60130am6.doc

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of Singer Financial Corp., relating to the offering of $4,800,000 of subordinated investment certificates of our report dated February 27, 2008 on the financial statements of Singer Financial Corp. contained in such Statement.

Fishbein & Company, P.C.

FISHBEIN & COMPANY, P.C.
Horsham, PA

May 29, 2008

E-08-02

McELROY, DEUTSCH, MULVANEY & CARPENTER, LLP
ATTORNEYS AT LAW

1617 JOHN F. KENNEDY BOULEVARD
SUITE 1500
PHILADELPHIA, PA 19103-1815
(215) 557-2900
FACSIMILE (215) 557-2990/2991

FRANK B. BALDWIN
Direct Dial: (215) 557-2941
fbaldwin@mdmc-law.com

October 14, 2008

Deleted: May 29, 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Re: Singer Financial Corp.

Ladies and Gentlemen:

We have acted as counsel to Singer Financial Corp., a Pennsylvania corporation (the "Issuer") in connection with its offering of $4,800,000 of Subordinated Investment Certificates pursuant to an Offering Statement filed with the Securities and Exchange Commission under Regulation A on May 29, 2008.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In our opinion, the securities being registered will, when sold, be legally issued, fully paid, and non-assessable and will be legally binding obligations of the Issuer.

The undersigned is admitted to practice law only in the Commonwealth of Pennsylvania. Accordingly this opinion is limited to and governed by the laws of that state and the securities laws, rules, and regulations of the United States.

Very truly yours,

McELROY, DEUTSCH, MULVANEY & CARPENTER, LLP

By: Frank B. Baldwin

E-08-03

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ~~Philadelphia~~, ~~State~~ of Pennsylvania on October 15, 20 08.

(Issuer) Singer Financial Corp.

By (Signature and Title) President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)
(Title) Chief Executive Officer, President, Chief Financial Officer, Sole Director.
(Selling security holder)
(Date) 10/16/08

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

END